Filed by NYSE Group, Inc.
            Pursuant to Rule 425 under the  Securities  Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the
                                     Securities Exchange Act of 1934, as amended

                                                              Subject Companies:
                                                   New York Stock Exchange, Inc.
                                                      Archipelago Holdings, Inc.
                                                 (Commission File No. 001-32274)
                                                          Date: January 30, 2006


On January 30, 2006, New York Stock Exchange, Inc. (the "NYSE") sent the following bulletin to the NYSE members:

                                     * * *

                          Special Membership Bulletin

               [Letterhead of the New York Stock Exchange, Inc.]



Date:             January 30, 2006

To:               NYSE Members and Member Organizations

From:             Richard P. Bernard

Subject:          NYSE Merger Consideration

This memorandum is in reference to the Form of Election and Letter of Transmittal ("Letter of Transmittal") that we sent to you for your use to surrender your NYSE membership in exchange for the merger consideration to be issued upon completion of the proposed merger of the New York Stock Exchange, Inc. (the "NYSE") and Archipelago Holdings, Inc. ("Archipelago").

ADDITIONAL ELIGIBLE DISTRIBUTEES
--------------------------------

As noted in Instruction 5 to the Letter of Transmittal, you may designate one or more persons to receive all or a portion of your merger consideration, as long as such person is an eligible distributee. We have expanded the list of eligible distributees, which is now as follows.

If you are holding your NYSE membership as an individual, your eligible distributees are:

o any of your family members (which includes your spouse, domestic partner, children, stepchildren, brothers, sisters, grandchildren, parents, parents-in-law, grandparents, uncles, aunts, nephews and nieces);

o any trust or foundation solely for the benefit of you or your family members;

o any entity in which you directly or indirectly own all of the common equity and voting interests; and

o    the trustee of your bankruptcy estate if you become bankrupt or insolvent.

If you are holding your NYSE membership in a limited liability company approved by the NYSE, your eligible distributees are:

o any entity or person that directly or indirectly owns all of the membership interests of your limited liability company;


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o    any entity in which your limited liability company directly or indirectly owns all of the common equity and voting interests; and

o the trustee of the bankruptcy estate of your limited liability company if such company becomes bankrupt or insolvent.

If your NYSE membership is subject to an A-B-C Agreement or Subordination Agreement, your eligible distributees are:

o    any entity or person that is a counterparty to such agreement;

o any entity or person that directly or indirectly owns all of the common equity and voting interests of such counterparty; and

o any entity in which such counterparty directly or indirectly owns all of the common equity and voting interests.

Finally, if you are holding a NYSE membership as a fiduciary of the estate of a deceased person, your eligible distributees include any beneficiaries of such estate (including a trust for the benefit of such beneficiaries).

Please note that all shares of NYSE Group common stock issued in the merger in respect of a NYSE membership will be subject to the restrictions on transfer set forth in the Certificate of Incorporation of NYSE Group that will be in effect after the merger* regardless of whether such shares were distributed to an eligible distributee pursuant to the Letter of Transmittal.

MERGER CONSIDERATION
--------------------

At the time of the completion of the merger, NYSE members and designated distributees will each receive a check sent via U.S. mail and a statement verifying the amount of stock that is being held in the NYSE member's or distributee's names. All restricted shares will be held by Wells Fargo in the name of the NYSE member or that member's distributees until such time as (1) the lock-up periods expire or (2) a secondary offering is undertaken.

TO CHANGE YOUR ELECTION/DISTRIBUTION
------------------------------------

If you have already submitted a Letter of Transmittal and wish to change your election or distribution, you must submit another Letter of Transmittal to Wells Fargo. The latest-dated Letter of Transmittal will supersede any prior-dated submission. If you do submit a later-dated Letter of Transmittal, please fill it out COMPLETELY, as elections and designations contained in all prior Letters of Transmittal will no longer be in effect upon receipt of the subsequent Letter of Transmittal.



----------------
* The Certificate of Incorporation of NYSE Group reflecting these changes will be publicly available on or around the time of the completion of the merger.



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


o To request a replacement Letter of Transmittal, please contact the Wells Fargo Shareowner Services at 800-380-1372.

o    Wells Fargo will also:
     (1) answer questions regarding the completion of your Letter of Transmittal,
     (2) verify receipt of a Letter of Transmittal you have already submitted, and
     (3) process a change of address for an NYSE member or distributee.

If you have any other questions concerning the Letter of Transmittal, please contact Steven Libby at (212) 656-4693 or via email at slibby@nyse.com.

Best regards.



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


IMPORTANT ACQUISITION INFORMATION WITH RESPECT TO THE MERGER
In connection with the proposed merger of the New York Stock Exchange, Inc. ("NYSE") and Archipelago Holdings, Inc. ("Archipelago"), NYSE Group, Inc. has filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) containing a joint proxy statement/prospectus regarding the proposed transaction. The parties have filed other publicly available relevant documents concerning the proposed transaction with the SEC. The SEC declared the Registration Statement effective on November 3, 2005.

NYSE MEMBERS AND ARCHIPELAGO STOCKHOLDERS ARE URGED TO READ THE FINAL JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION.

NYSE members and Archipelago stockholders can obtain a free copy of the final joint proxy statement/prospectus, as well as other filings containing information about NYSE and Archipelago without charge, at the SEC's website (http://www.sec.gov). Copies of the final joint proxy statement/prospectus can also be obtained, without charge, by directing a request to the Office of the Corporate Secretary, NYSE, 11 Wall Street, New York 10005, 212-656-2061 or to Archipelago, Attention: Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

This correspondence shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS
Certain statements in this correspondence may contain forward-looking information regarding the NYSE and Archipelago and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving NYSE and Archipelago, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of NYSE's and Archipelago's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of NYSE members or Archipelago shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in Archipelago's filings with the Securities Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004 which is available on Archipelago's website at http://www.Archipelago.com, and the Registration Statement on Form S-4 filed by NYSE Group, Inc. with the SEC on July 21, 2005 (and amended on September 24, 2005, October 24, 2005 and November 3, 2005).

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, none of the NYSE, Archipelago or the combined company after the completion of the transactions undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.



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